

Sam Laber · 3rd

Founder, CMO at Spoonful

Spoonful · Tufts University

Austin, Texas, United States · **Contact info**

500+ connections

Experience



Founder & CMO
Spoonful

Mar 2018 - Present · 4 yrs

Austin, Texas, United States

Spoonful helps people find foods that match their diet, wherever and however they eat.



Director of Marketing
Datanyze Inc.

Jul 2014 - Feb 2017 · 2 yrs 8 mos

San Francisco Bay Area

GIGYA
Gigya
2 yrs

San Francisco Bay Area

● **Marketing Manager**

Apr 2013 - Jul 2014 · 1 yr 4 mos

● **Sales Development**

Aug 2012 - Mar 2013 · 8 mos